Encana Corporation

Annual and Special Meeting of Shareholders

May 12, 2015

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual and Special Meeting of Shareholders of Encana Corporation (the “Corporation”) held on May 12, 2015 in Calgary, Alberta. Each of the matters is described in greater detail in the Notice of 2015 Annual and Special Meeting of Shareholders and Information Circular dated March 16, 2015 (the “Circular”).

1.	Election of Directors

By resolution passed via ballot, the following 11 nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Peter A. Dea	538,598,440	99.21%	4,267,189	0.79%
Fred J. Fowler	535,681,430	98.68%	7,184,199	1.32%
Howard J. Mayson	537,860,883	99.08%	5,004,746	0.92%
Lee A. McIntire	535,152,170	98.58%	7,713,459	1.42%
Margaret A. McKenzie	539,172,856	99.32%	3,692,773	0.68%
Suzanne P. Nimocks	535,435,239	98.63%	7,430,390	1.37%
Jane L. Peverett	536,537,103	98.83%	6,328,526	1.17%
Brian G. Shaw	538,136,216	99.13%	4,729,413	0.87%
Douglas J. Suttles	539,592,566	99.40%	3,273,063	0.60%
Bruce G. Waterman	535,424,886	98.63%	7,440,743	1.37%
Clayton H. Woitas	534,858,933	98.53%	8,006,696	1.47%

2.	Appointment of Auditors

By a resolution passed via show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditor of the Corporation to hold office until close of the next annual meeting or until their successors are duly appointed, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	Percent	Votes Withheld	Percent
573,741,355	98.91%	6,350,000	1.09%

Encana Corporation                                                                                                                                                                                Page 2

2015 Annual and Special Meeting of Shareholders

Report of Voting Results

3.	Approval of Amendments to the Corporation’s Employee Stock Option Plan

By resolution passed via ballot, shareholders voted to approve the amendments to the Corporation’s Employee Stock Option Plan as described in the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
470,346,241	86.65%	72,482,420	13.35%

4.	Approval of Amendments to the Corporation’s Articles of Incorporation

By resolution passed via ballot, shareholders voted to approve amendments to the Corporation’s Articles of Incorporation relating to the authorized preferred share class, as described in the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
518,303,168	95.48%	24,560,996	4.52%

5.	Advisory Vote Approving the Corporation’s Approach to Executive Compensation

By resolution passed via ballot, shareholders voted on an advisory basis to accept the Corporation’s approach to Executive Compensation as described in the “Statement of Executive Compensation” section of the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
513,191,704	94.53%	29,672,129	5.47%